United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Alberto 366,

Colonia Anahuac

11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            .)

Page

Cautionary Statement Concerning Forward-Looking Statements	3
Presentation of Financial Statements	4
Selected Consolidated Financial and Operating Data	5
Ratio of Earnings to Fixed Charges	7
Operating and Financial Review and Prospects	8
Quantitative and Qualitative Disclosures about Market Risk	27
Recent Developments	28

Exhibits:
Calculation of Ratio of Earnings to Fixed Charges	Exhibit 11.1
Consent of Mancera, S.C.	Exhibit 23.1
Consent of BDO Seidman, LLP	Exhibit 23.2
Audited Consolidated Financial Statements under Mexican Financial Reporting Standards as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, 2008 and 2007	Exhibit 99.1

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the year ended December 31, 2009.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on June 30, 2009 (our “2008 Form 20-F”).

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into our registration statement on Form F-3 (Registration No. 333-162217), filed with the U.S. Securities and Exchange Commission on September 30, 2009. The audited consolidated financial statements included in this Form 6-K supersede the PCAOB audited consolidated financial statements included in our 2008 Form 20-F for the purposes of the prospectus that is part of such registration statement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2008 Form 20-F include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

PRESENTATION OF FINANCIAL STATEMENTS

This report includes our audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009. Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera Mexicanas, or “Mexican FRS”) and are presented in Mexican pesos. The financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). The financial statements of our non-Mexican subsidiaries have been adjusted to conform to Mexican FRS and translated to Mexican pesos. See Note 2(a)(ii) to our audited consolidated financial statements.

Mexican FRS differs in certain respects from U.S. GAAP. Note 21 to the audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total shareholder’s equity and cash flow statements for the years ended 2008 and 2009 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” under “Operating and Financial Review and Prospects” in this report and Note 2(f) to our audited consolidated financial statements.

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (or “IFRS”) as adopted by the International Accounting Standards Board (or “IASB”). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin reporting financial statements in IFRS for the fiscal year ended December 31, 2010.

On December 13, 2006, our shareholders approved the merger of América Telecom, S.A.B. de C.V., or “Amtel,” our then controlling shareholder, and its subsidiary Corporativo Empresarial de Comunicaciones, S.A. de C.V., or “Corporativo,” with us. As a result of the merger, we assumed assets and liabilities based on Amtel’s unaudited financial statements as of October 31, 2006. In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos,” “P.” or “Ps.” are to Mexican pesos.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant Mexican pesos at the exchange rate of Ps. 13.0587 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2009, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected financial and operating information set forth below has been derived in part from our audited consolidated financial statements, which have been reported on by Mancera S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected financial and operating information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

	As of and for the year ended December 31,(1)
	2005(9)(12)		2006(9)(12)		2007(9)(10)(12)		2008(9)(12)		2009(9)		2009
	(2009 and 2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Income Statement Data:
Mexican FRS
Operating revenues	Ps.	196,638	Ps.	243,005	Ps.	311,580	Ps.	345,655	Ps.	394,711	U.S.$	30,225
Operating costs and expenses		159,928		181,971		226,386		250,109		290,502		22,246
Depreciation and amortization		22,955		27,884		40,406		41,767		53,082		4,065
Operating income		36,710		61,034		85,194		95,546		104,209		7,980
Comprehensive financing (income) cost		2,790		28		387		13,865		2,982		228
Net income		33,127		44,509		58,697		59,575		76,998		5,896
Earnings per share:
Basic(3)		0.92		1.25		1.67		1.74		2.35		0.18
Diluted(3)		0.92		1.25		1.67		1.74		2.35		0.18

Dividends declared per share(4)		0.37		0.10		1.20		0.26		0.80		0.06
Dividends paid per share(5)		0.37		0.12		1.20		0.26		0.80		0.06

Weighted average number of shares outstanding (millions)(6):
Basic		35,766		35,459		35,149		34,220		32,738
Diluted		35,766		35,459		35,149		34,220		32,738

U.S. GAAP
Operating revenues(7)	Ps.	183,417	Ps.	231,509	Ps.	299,335	Ps.	330,712	Ps.	377,589	U.S.$	28,915
Operating costs and expenses		149,415		172,170		220,294		237,737		275,391		21,089
Depreciation and amortization		25,037		30,020		46,698		43,961		55,139		4,222
Operating income		34,002		59,339		79,041		92,975		102,198		7,826
Comprehensive financing (income) cost		(140)		(1,084)		(267)		19,629		2,864		219
Net income		33,102		40,726		55,529		54,252		74,360		5,694
Earnings per share:
Basic(3)		0.92		1.15		1.58		1.58		2.27		0.17
Diluted(3)		0.92		1.15		1.58		1.58		2.27		0.17

(footnotes on following page)

	As of and for the year ended December 31,(1)
	2005(10)(12)		2006(10)(12)		2007(10)(11)(12)		2008(10)(12)		2009(9)		2009
	(2009 and 2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007)(2)										(millions of U.S. dollars)(2)
Balance Sheet Data:
Mexican FRS
Property, plant and equipment, net	Ps.	120,734	Ps.	143,090	Ps.	167,084	Ps.	209,897	Ps.	227,049	U.S.$	17,387
Total assets		249,171		328,325		349,121		435,455		453,008		34,690
Short-term debt and current portion of long-term debt		22,176		26,214		19,953		26,731		9,168		702
Long-term debt		68,346		89,038		84,799		116,755		101,741		7,791
Total shareholder’s equity(8)		77,909		113,747		126,858		144,925		177,906		13,624
Capital stock		36,565		36,555		36,552		36,532		36,524		2,797
Number of outstanding shares (millions)(6)(9)
AA Shares		10,915		10,859		11,712		11,712		11,712
A Shares		761		571		547		480		451
L Shares		23,967		23,872		22,638		21,058		20,121

U.S. GAAP
Property, plant and equipment, net	Ps.	136,871	Ps.	156,449	Ps.	177,424	Ps.	212,264	Ps.	227,349	U.S.$	17,410
Total assets		268,479		349,564		363,075		443,544		459,164		35,161
Short-term debt and current portion of long-term debt		22,176		26,213		19,953		26,731		9,168		702
Long-term debt		68,346		89,037		84,799		116,755		101,741		7,791
Capital stock		37,026		37,017		37,014		36,994		36,986		2,832
Total shareholder’s equity	Ps.	93,359	Ps.	125,593	Ps.	137,660	Ps.	151,895	Ps.	190,051	U.S.$	14,553

Subscriber Data:
Number of subscribers (in thousands)		93,329		124,776		157,287		186,568		204,761
Subscriber growth		52.70%		33.70%		23.20%		18.60%		9.8%

(1)	In accordance with Mexican FRS, the merger with Amtel has been accounted for on a historical basis similar to a pooling of interest basis and we have adjusted our financial information and selected financial information presented in this report to include the consolidated assets, liabilities and results of operations of Amtel for periods presented up to December 31, 2006.
(2)	Except per share data.
(3)	We have not included earnings or dividends on a per ADS basis. Each AMX L ADS represents 20 AMX L Shares and each AMX A ADS represents 20 AMX A Shares.
(4)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting and for 2005 and 2007 include special dividends of Ps. 0.30 per share and Ps. 1.0 per share, respectively.
(5)	Nominal amounts (except for 2009). For more information on dividends paid per share translated into U.S. dollars, see “Financial Information—Dividends” under Item 8 of our 2008 Form 20-F. Amount in U.S. dollars translated at the exchange rate on each of the respective payment dates.
(6)	All L Share figures have been adjusted retroactively to reflect a reduction in AMX L Shares as a result of our merger with Amtel. The increase in AMX AA Shares between 2006 and 2007 was due to the exchange of shares of Amtel for our shares in connection with our merger with Amtel. Subject to certain restrictions, the shareholders of Amtel were free to elect to receive AMX L Shares or AMX AA Shares.
(7)	The differences between our Mexican FRS and U.S. GAAP operating revenues include the reclassification of (1) the application of ASC 605-50, “Customer Payments and Incentives,” which we have applied to all periods presented in this table and which resulted in a reclassification of certain commissions paid to distributors from commercial, administrative and general expenses under Mexican FRS to reductions in operating revenues under U.S. GAAP, and (2) the application of ASC 605-25, “Multiple Element Arrangements,” which addresses certain aspects of accounting for sales that involved multiple revenue generating products and/or services sold under a single contractual agreement. See Note 21 to our audited consolidated financial statements.
(8)	Includes non-controlling interest.
(9)	As of year-end.
(10)	Note 2z.3 to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that came into force in 2009. The pronouncements that became effective on January 1, 2009, were fully implemented in the financial statements included in this report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009.
(11)	Beginning in 2007, we capitalize interest under Mexican FRS.
(12)	Net income and shareholder’s equity information for prior years was retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2009, in accordance with Mexican FRS and U.S. GAAP.

	Year ended December 31,
	2005	2006	2007	2008	2009
Mexican FRS(1)	4.6	7.2	9.0	7.6	9.9
U.S. GAAP(2)	4.5	7.0	8.7	7.5	9.7

(1)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Through December 31, 2006, for Mexican FRS purposes, employee profit-sharing is considered an income tax and earnings are calculated before the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(2)	Earnings, for this purpose, consist of earnings from continuing operations before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under U.S. GAAP, employee profit-sharing is considered an operating expense and earnings are calculated after the provision for employee profit-sharing. Fixed charges, for this purpose, consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included as Exhibit 99.1 to this report. Our financial statements have been prepared in accordance with Mexican FRS, which differs in certain respects from U.S. GAAP. Note 21 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of income and total shareholder’s equity, a description of how operating income under U.S. GAAP was determined and cash flow statements for the years ended 2008 and 2009 under U.S. GAAP.

Under Mexican FRS, our financial statements for periods ending prior to January 1, 2008 recognized the effects of inflation on financial information. Inflation accounting under Mexican FRS had extensive effects on the presentation of our financial statements through 2007. See “Inflation Accounting” below and Note 2(f) to our audited consolidated financial statements.

The following discussion analyzes certain operating data, such as average revenues per subscriber (also referred to as “ARPU”), average minutes of use per subscriber (also referred to as average “MOUs” per subscriber) and churn rate, that are not included in our financial statements. We calculate ARPU for a given period by dividing service revenues for such period by the average number of subscribers for such period. The figure includes both prepaid and postpaid customers. We calculate churn rate as the total number of customer deactivations for a period divided by total subscribers at the beginning of such period.

We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period. We believe that presenting information about ARPU and MOUs is useful in assessing the usage and acceptance of our products and services, and that presenting churn rate is useful in assessing our ability to retain subscribers. This additional operating information may not be comparable with similarly titled measures and disclosures by other companies.

We count our wireless subscribers by the number of lines activated. We continue to count postpaid subscribers for the length of their contracts. We disconnect, or “churn,” our postpaid subscribers at the moment they voluntarily discontinue their service or following a prescribed period of time after they become delinquent. We disconnect our prepaid subscribers after a period of four months after they discontinue using our service, so long as they have not activated a calling card or received traffic. We calculate our subscriber market share by comparing our own subscriber figures with the total market subscriber figures periodically reported by the regulatory authorities in the markets in which we operate. We understand that these regulatory authorities compile total market subscriber figures based on subscriber figures provided to them by market participants, and we do not independently verify these figures.

Inflation Accounting

Through the end of 2007, Mexican FRS required us to recognize effects of inflation in our financial statements. They also required us to present financial statements from prior periods in constant pesos as of the end of the most recent period presented. We present financial information for 2008 and 2009 in nominal pesos and financial information for 2007 and prior years in constant pesos as of December 31, 2007.

Cessation of Inflation Accounting under Mexican FRS

Mexican FRS changed beginning on January 1, 2008, and the inflation accounting methods no longer apply, except where the economic environment qualifies as “inflationary” for purposes of Mexican FRS. The environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three years (equivalent to an average of 8% in each year). Based on current forecasts, we do not expect the Mexican economic environment to qualify as inflationary in 2010, but that could change depending on actual economic performance.

Changes in Mexican FRS

Note 2z.3 to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that came into force in 2009 and that will come into force in 2010. The pronouncements that became effective on January 1, 2009 were fully implemented in the financial statements included in this report. In 2010, other pronouncements might affect certain aspects of our financial statements. The 2009 accounting pronouncements were applied on a prospective basis and prior years’ financial statements have not been adjusted. As a result, our financial statements for 2009 may not be comparable to our financial statements for prior years.

Transition to IFRS

Beginning with the year ended December 31, 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial information in accordance with IFRS as issued by the IASB. Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. We plan to begin presenting financial statements in accordance with IFRS for the fiscal year ended December 31, 2010.

Overview

Trends in Operating Results

We have experienced significant growth in our operating revenues (14.2% in 2009, 10.9% in 2008 and 28.2% in 2007) and operating income (9.1% in 2009, 12.2% in 2008 and 39.6% in 2007) in recent years. Besides acquisitions, the principal factors affecting our operating revenues and operating income relate to growth in subscribers and traffic. Traffic can grow as a result of increased usage by existing customers or as a result of subscriber growth or both. In recent years, we have experienced a significant increase in the usage of value-added services, such as data services.

We have generally experienced both increased usage and subscriber growth in recent periods. Due principally to competitive pressures, we generally have not increased prices in recent periods. In many of our markets, we have introduced promotions and discount packages that tend to result in higher MOUs and lower ARPU. In addition, interconnection rates have been reduced in many of our markets. During 2009, for example, interconnection rates in Mexico, Colombia and Chile declined by 10%, 50% and 40%, respectively, as compared to 2008 levels. We expect the trend of declining prices to slow in 2010, but we also expect pressure on ARPU as a result of the economic crisis. Traffic increases may not continue to fully offset further price or rate declines, which may adversely affect our revenues and operating income.

At December 31, 2009, we had approximately 201.0 million wireless subscribers, as compared to 182.7 million at December 31, 2008, a 10.0% increase. During 2008, we experienced a 29.3 million or 19.1% increase in wireless subscribers. During 2007, we experienced a 28.6 million or 23.0% increase in wireless subscribers. Subscriber growth during 2009, 2008 and 2007 was substantially attributable to organic growth rather than acquisitions of new companies. We experienced wireless subscriber growth in every segment, with the largest amounts attributable to Brazil (5.7 million net new subscribers, or 31.07% of total net new subscribers), the United States (3.2 million net new subscribers, or 17.73% of total net new subscribers), Mexico (2.8 million net new subscribers, or 15.32% of total net new subscribers) and the Southern Cone (2.2 million net new subscribers, or 12.1% of total net new subscribers). The rate of organic growth in subscribers was adversely affected by the recent economic crisis. However, the South American economies recovered faster than we expected. This recovery resulted in faster subscriber growth in these markets and allowed us to meet our target for subscriber growth in 2009.

We believe that many of the markets we serve provide opportunities for continued growth; and as subscribers and traffic increase, we generally expect to report higher revenue and operating income (before depreciation and amortization) as a result of economies of scale. These effects can be partly or wholly offset, however, by the effects of competition on prices and subscriber acquisition costs. Our operating margins, particularly in certain geographic segments, have tended to decline during periods of accelerated subscriber growth because of the costs of acquiring new subscribers, which include subsidies for equipment purchases and activation commissions. As our subscriber base grows and new subscribers represent a lower fraction of our subscriber base, our operating margins have generally improved, although we cannot give assurances that this improvement will continue.

We have launched and are actively promoting 3G and value-added services in all of our markets. The introduction of 3G services in our markets contributed to an increase of 31.1%, 24.1% and 19.8% in data revenues in

2007, 2008 and 2009, respectively. Data revenues accounted for 18.1% of service revenues in 2009, as compared to 13.5% in 2008 and 12.4% in 2007. We expect that data revenues as a percentage of our service revenues will continue to increase as 3G services are more widely adopted.

Market and competitive conditions differ considerably in the markets in which we operate, and these conditions are sometimes subject to rapid change.

Effects of Recent Business Acquisitions

During 2007 and 2008, we made significant acquisitions. The consolidation of these companies affects the comparability of our recent results. We accounted for all of these acquisitions using the purchase method, and the results of each acquired company were consolidated in our financial statements as from the month following the consummation of its acquisition. Our audited consolidated financial statements reflect the consolidation of these companies as follows:

•	Telecomunicaciones de Puerto Rico, Inc. (from April 2007);

•	Oceanic Digital Jamaica Limited (from December 2007); and

•	Estesa Holding Corp. (from September 2008).

There were no significant acquisitions in 2009.

Geographic Segments

We have operations in 18 countries, which are grouped for financial reporting purposes in nine geographic segments. Segment information is presented in Note 19 to our audited consolidated financial statements included in this report. Mexico is our largest single geographic market, accounting for 36.0% of our total operating revenues in 2009 and 29.4% of our total wireless subscribers at December 31, 2009. The percentage of our total operating revenues represented by Mexico decreased in 2009, as a result of acquisitions outside Mexico and faster organic revenue growth outside Mexico. We expect that our non-Mexican operations will continue to grow faster than Mexico, though exchange rate variations may affect the comparison in any given year.

Brazil is our second most important market in terms of revenues and subscribers, accounting for 20.9% of our total operating revenues in 2009 and 22.1% of our total wireless subscribers at December 31, 2009. We have made significant investments in Brazil in recent periods, through acquisitions and expansions of our networks, and the importance of our Brazilian operations has increased significantly with respect to our overall results.

Our Colombian and Panamanian operations have experienced accelerated subscriber growth in recent years; and, as a result, Colombia has become our third largest market in terms of revenues (9.4% in 2009) and subscribers (13.8% in 2009).

The table below sets forth the percentage of our revenues and total wireless subscribers represented by each of our operating segments for the periods indicated.

	2007		2008		2009
	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)	% Revenues	% Subscribers(1)
Mexico	40.8	32.6	39.1	30.9	36.0	29.4
Brazil	18.7	19.7	20.4	21.2	20.9	22.1
Southern Cone(2)	8.7	11.3	8.8	10.7	9.4	10.9
Colombia and Panama	9.5	14.6	9.5	15.0	9.4	13.8
Andean Region(3)	5.2	8.1	5.8	8.5	6.6	8.8
Central America(4)	5.4	5.3	4.6	5.0	4.6	4.8
United States	5.0	6.2	4.8	6.1	5.8	7.2
Dominican Republic	3.5	1.7	3.3	2.1	3.6	2.4
Caribbean(5)	3.2	0.5	3.7	0.5	3.7	0.6

	100%	100%	100%	100%	100%	100%

(1)	As of December 31.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(5)	Includes our operations in Puerto Rico and Jamaica.

Our subsidiaries report significantly different operating margins. In 2009, Mexico reported operating margins higher than our consolidated operating margin, while the other segments reported lower operating margins.

Factors that drive financial performance differ for our operations in different countries, depending on subscriber acquisition costs, competitive situation, regulatory environment (including fees and revenue-based payments related to our concessions), economic factors, interconnection rates, capital expenditures requirements, debt profile and many other factors. Accordingly, our results of operations in each period reflect a combination of different effects in the different countries.

In recent years, we have experienced faster growth in our postpaid subscriber base than in our prepaid subscriber base, due in part to the quality of coverage and service and the technological platforms that allow us to offer more variety in data services. In 2009, Mexico, the Dominican Republic and the Caribbean reported postpaid subscriber increases that significantly exceeded those reported in 2008.

Effects of Economic Conditions and Exchange Rates

Our results of operations are affected by economic conditions in Mexico, Brazil, Colombia and the other countries in which we operate. The current recessionary environment in every country in which we operate may also impact our results of operations. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected.

Effects of Exchange Rates

Our results of operations are affected by changes in currency exchange rates. As discussed above, currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, may affect our results of operations as reported in Mexican pesos.

Changes in the value of the various operating currencies of our subsidiaries against the U.S. dollar also result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. Appreciation of these currencies against the U.S. dollar generally results in foreign exchange gains, while depreciation of these currencies against the U.S. dollar generally results in foreign exchange losses. We recorded foreign exchange gains of Ps. 4,557 million in 2009. We recorded foreign exchange losses of Ps. 13,686 million in 2008 and foreign exchange gains of Ps. 2,463 million in 2007. Changes in exchange rates also affect the fair value of derivative instruments that we use to manage our currency risk exposures. We recognized Ps. 732 million in fair value losses on derivatives in 2009.

Proposed Offers for Telmex Internacional and Carso Global Telecom

On January 13, 2010, we announced that we intend to conduct two separate but concurrent offers (the “Proposed Offers”) to acquire outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”) and Carso Global Telecom, S.A.B. de C.V. (“CGT”). Telmex Internacional provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Teléfonos de México, S.A.B. de C.V. (“Telmex”), a leading Mexican telecommunications provider. If the Proposed Offers are completed, we will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly through CGT) and Telmex (indirectly through CGT). The principal purpose of the Proposed Offers is to pursue synergies between our business and that of Telmex Internacional.

The commencement of the Proposed Offers requires regulatory approvals that we have not yet received, and the completion of the Proposed Offers will also be subject to receiving regulatory approvals and to other conditions. It is possible that if not all such approvals or conditions are obtained or met we will not complete the Proposed Offers. Accordingly, there can be no assurance as to when we will launch the Proposed Offers or as to whether or when they will be completed.

Effects of Regulation

We operate in a regulated industry. Although currently we are free to set end prices to our wireless customers, our results of operations and financial condition have been, and will continue to be, affected by regulatory actions and changes. In recent periods, for example, regulators have imposed or promoted decreases to interconnection rates, and we expect further decreases in interconnection rates in Mexico, Chile and Colombia. Lower interconnection revenues have often been offset by increased traffic resulting from lower effective prices to customers, but this may change.

In addition, some jurisdictions may impose specific regulations on wireless carriers that are deemed dominant. Although we are not currently subject to any regulations or restrictions as a result of our market position, we are one of the subjects in ongoing general market investigations in Mexico to ascertain whether one or more cellular operators have substantial market power in one or more sectors of the telecommunications industry. In November 2008, Mexican Federal Competition Commission (Comisión Federal de Competencia, or “Cofeco”) issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power. The preliminary report was confirmed by the publication on February 10, 2010 of the relevant findings of a resolution relating to the existence of substantial market power in the nationwide market for voice services. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, the Mexican Federal Communications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the Colombian Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones de Colombia, or “CRT”) issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are not higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

Composition of Operating Revenues

Most of our operating revenues (88.5% in 2009) is comprised of service revenues. Of our service revenues, the largest portion (34.0% in 2009) is from airtime charges for outgoing calls. We also derive a significant portion of our revenues from interconnection charges billed to other service providers for calls completed on our network. The primary driver of usage charges (airtime and interconnection charges) is traffic, which, in turn, is driven by the number of customers and by their average usage. Postpaid customers generally have an allotment of airtime each month for which they are not required to pay usage charges. Service revenues also include (1) monthly subscription charges paid by postpaid customers, (2) long-distance charges and (3) charges for value-added and other services, such as roaming, call forwarding, call waiting, call blocking and short text messaging.

Revenues from sales of prepaid services are deferred and recognized as airtime is used or when it expires, and are included under usage charges. Monthly basic rent under post-paid is billed in arrears based on the plan and package rates approved and correspond to services rendered, except in Mexico and Colombia, where basic monthly rent is billed one month in advance. Revenues are recognized at the time services are provided. Billed revenues for the service not yet rendered are recognized as deferred revenues.

We also have sales revenues from selling handsets and other equipment. Most of our new subscribers purchase a handset, and although we also sell new handsets to existing customers, changes in sales revenues are driven primarily by the number of new customers. The pricing of handsets is not geared primarily to making a profit from handset sales, because it also takes into account the service revenues that are expected to result when the handset is used.

Seasonality of our Business

Our business has been subject to a certain degree of seasonality, characterized by a higher number of new clients during the fourth quarter of each year. We believe seasonality is mainly driven by the Christmas shopping season.

Consolidated Results of Operations

Operating Revenues

Operating revenues increased by 14.2% in 2009. The Ps. 49,056 million total increase was attributable to increases in service revenues (Ps. 50,988 million), partially offset by a decrease in equipment revenues (Ps. 1,932 million). We experienced subscriber growth in all of our markets for wireless services.

Service revenues increased by 17.1% in 2009. The total increase of Ps. 50,988 million in service revenues is principally due to increased traffic and subscriber growth (Ps. 23,792 million, or 8.0% of the increase) reflecting a significant increase in the usage of value added services and to exchange rate variations (Ps. 27,196 million, or 9.1% of the increase) primarily attributable to the appreciation of the Brazilian real and the Colombian peso against the Mexican peso.

Equipment revenues decreased by 4.1% in 2009, from Ps. 47,505 million to Ps. 45,573 million. This decrease primarily reflects a decrease in the average selling price of handsets. Equipment revenues as a percentage of total revenues decreased from 13.7% in 2008 to 11.5% in 2009.

In 2008, our operating revenues increased by Ps. 34,075 million, or 10.9%, compared to 2007. The total increase of Ps. 31,813 million in service revenues reflects principally increased traffic and subscriber growth (Ps. 28,122 million), as our wireless subscriber base increased by 19.1%. The balance of the increase in service revenues reflects increases due to exchange rate variation (Ps. 7,021 million) and to the effect of consolidating Puerto Rico for the full year (Ps. 3,039 million), offset in part by the effect of inflation accounting on 2007 revenues (Ps. 6,370 million). This was partly offset by lower ARPU attributable principally to promotions and discount packages, lower interconnection rates in some markets and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Equipment revenues accounted for Ps. 2,261 million, or 6.6%, of the Ps. 34,075 million increase in operating revenues in 2008. This primarily reflects subscriber growth. Equipment revenues as a percentage of total revenues decreased from 14.5% in 2007 to 13.7% in 2008.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services represented 41.8% of operating revenues in 2009, 42.2% of operating revenues in 2008 and 42.5% of operating revenues in 2007. In absolute terms, cost of sales and services increased by 13.0% in 2009 and 10.3% in 2008, due principally to increases in interconnection rates, infrastructure rental costs, network maintenance costs and radio base station rental costs.

Cost of sales was Ps. 76,187 million in 2009 and Ps. 75,117 million in 2008 and primarily represents the cost of handsets sold to subscribers. Costs of handsets increased by 1.4% in 2009 and by 7.3% in 2008 and exceeded our revenues from the sale of handsets by 40.0% during 2009 and 36.7% during 2008, since we subsidize the cost of handsets for new subscribers.

Cost of services increased by 25.3% in 2009 to Ps. 17,945 million. This increase in cost of services was greater than the growth in service revenues, which increased by 17.1% in 2009. Cost of services increased faster than service revenues primarily due to increases in revenue-based concession payments in Mexico, the fee for renewal of our concession in Ecuador, infrastructure costs, employee salary increases and infrastructure maintenance costs. Cost of services increased by 13.6% in 2008 compared to 2007, while service revenues increased by 11.9% during the same period.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.3% of operating revenues in 2009, 18.0% of operating revenues in 2008 and 17.2% of operating revenues in 2007. On an absolute basis, commercial administrative and general expenses increased by 16.1% in 2009 and 16.3% in 2008. The increase in commercial, administrative and general expenses in 2009 principally reflects higher advertising expenses, higher commissions paid to our distributors, establishment of new customer service centers and an increase in our uncollectible accounts.

Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of Telcel’s taxable income. Conecel, our Ecuadorian subsidiary, and Claro Peru, our Peruvian subsidiary, are also required to pay employee profit sharing at a rate of 15% of Conecel’s and 10% of Claro Peru’s taxable income. We recognize these amounts under commercial, administrative and general expenses.

Depreciation and amortization — Depreciation and amortization increased by 27.1% in 2009 and 3.4% in 2008. As a percentage of revenues, depreciation and amortization increased from 12.1% in 2008 to 13.4% in 2009. The increases in depreciation and amortization in 2009 and 2008 reflect the substantial investments made in our networks and a charge of Ps. 4,462 million in 2009 and of Ps. 1,996 million in 2008, in each case due to the shortening of the useful life of certain GSM assets in Brazil in 2009.

Operating Income

Operating income increased by 9.1% in 2009 and 12.2% in 2008. Operating income in 2009 reflects a charge of Ps. 4,462 million due to the shortening of the useful life of certain plants and equipment in Brazil. Absent this additional depreciation charge in Brazil, our operating income during 2009 would have increased to 11.4% in 2009.

All of our segments reported operating income in 2009. Operating margin (operating income as a percentage of operating revenues) was 26.4% in 2009, 27.6% in 2008 and 27.3% in 2007. The decrease in our operating margin in 2009 is due principally to the increased depreciation costs in Brazil and an increase in indirect taxes, including taxes on our concessions, local taxes and employee profit sharing. Improvement in our operating margin in 2008 reflected principally the increase in service revenues.

Comprehensive Financing Cost

Under Mexican FRS, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and other financing costs. Through 2007, comprehensive financing cost also included gain or loss attributable to the effects of inflation on monetary assets and liabilities.

We had comprehensive financing cost of Ps. 2,982 million in 2009, as compared to comprehensive financing cost of Ps. 13,865 million in 2008 and Ps. 387 million in 2007. The decrease in comprehensive financing cost in 2009 reflects principally (a) a 12.5% decrease in net interest expense due to a decrease in net debt, (b) foreign exchange gains of Ps. 4,557 million due principally to the appreciation of the Mexican peso against the U.S. dollar and (c) a decrease in net other financing costs, primarily due to fair value losses of our derivative financial instruments, commissions and stock exchange registration and listing costs.

The increase in financing cost in 2008 reflects principally (a) foreign exchange losses of Ps. 13,686 million due principally to the depreciation of the Mexican peso against the U.S. dollar, (b) net other financing income of Ps. 6,358 million, primarily due to fair value gains on currency derivatives and (c) no monetary gains or losses in 2008, due to the cessation of inflation accounting under Mexican FRS, as compared to a monetary gain of Ps. 5,038 million in 2007.

For 2009, 2008 and 2007, changes in the components of financing cost were as follows:

•

Net interest expense decreased by 12.5% in 2009 and increased by 38.0% in 2008. The decrease in 2009 was primarily attributable to a decrease in our consolidated net debt. The increase in 2008 was primarily attributable to increased net debt resulting from increased capital expenditures.

•

We had a net foreign exchange gains of Ps. 4,557 million in 2009, compared to a loss of Ps. 13,686 million in 2008 and a gain of Ps. 2,463 million in 2007. The foreign exchange gain in 2009 was primarily attributable to the 3.5% appreciation of the Mexican peso against the U.S. dollar. The foreign exchange loss in 2008 was primarily attributable to the depreciation of the Mexican peso against the U.S. dollar and was partly offset by gains on currency derivatives described below. The foreign exchange gain in 2007 was primarily attributable to appreciation of the Mexican peso against the US. dollar and of the Brazilian real and the Colombian peso against the Mexican peso and the U.S. dollar.

•

In 2009 and 2008, following the cessation of inflation accounting under Mexican FRS, we did not record monetary gains or losses. In 2007, we reported a Ps. 5,038 million net monetary gain, as compared to Ps. 3,848 million in 2006. The increase in 2007 was primarily related to higher inflation in many of our markets, as well as an increase in our average net indebtedness. See “—Inflation Accounting” above.

•

We reported a net other financing loss of Ps. 1,820 million in 2009, compared to a gain of Ps. 6,358 million in 2008 and a loss of Ps. 3,153 million in 2007. Net other financing costs include fair value gains and losses of financial instruments, commissions, fair value gains and losses on the sale of investments. In 2009, our net other financing cost was principally attributable to fair value losses of our financial instruments and commissions. In 2008, our net financing income was principally attributable to a net fair value gain on our currency derivatives of Ps. 7,497 million. In 2007, our net financing costs were principally attributable to the write-off of our investment in U.S. Commercial Corp. and fair value gain on our derivative instruments.

•	We capitalized financing cost of Ps. 1,627 million in 2009, Ps. 7,054 million in 2008 and Ps. 1,158 million in 2007, in each case related to construction of our plant, property and equipment.

Income Tax

Our effective rates of provisions for corporate income tax as a percentage of pretax income were 22.4%, 25% and 27.7% for 2009, 2008 and 2007, respectively. Our effective rate in 2009 and 2008 includes the partial reversal of the valuation allowance corresponding to tax losses in Brazil. The statutory rate of Mexican corporate income tax was 28% in 2009, 2008 and 2007.

In 2008, Mexico introduced a new flat rate business tax (“Impuesto Empresarial a Tasa Única”, or “IETU”). IETU is calculated by reference to the income derived from the transfer of goods, the lease of assets and the rendering of services. The rate for 2008 and 2009 was 16.5% and 17%, respectively. Hereafter, the rate will be 17.5%.

Other Expense, Net

In 2009, we recorded net other expense of Ps. 2,166 million in 2009, compared to net other expense of Ps. 2,327 million in 2008 and Ps. 3,713 million in 2007. The expense in 2009 reflects principally other net financing costs and other non-operating costs. The expense in 2008 reflects principally an impairment of goodwill in Honduras and the accrual for interest and penalties for certain tax contingencies in Brazil. The expense in 2007 reflects principally our decision to discontinue the use of certain time division multiple access (or “TDMA”) equipment in Colombia and Ecuador.

Equity in Results of Affiliates

Our proportionate share of the results of equity-method affiliates resulted in income of Ps. 196 million in 2009, Ps. 109 million in 2008 and Ps. 58 million in 2007. The income in 2009, 2008 and 2007 reflect principally our share of the income reported by Grupo Telvista, S.A. de C.V., a Mexican sociedad anónima de capital variable.

Net Income

We had majority net income of Ps. 76,913 million in 2009, Ps. 59,486 million in 2008 and Ps. 58,588 million in 2007. The increase in net income in 2009 reflects principally the Ps. 8,663 million increase in operating income and a significant reduction (Ps. 10,884 million) in our comprehensive financing cost. The increase in net income in 2008 principally reflects our increase in operating income, which was substantially offset by an increase in our exchange losses. The increase in net income in 2007 principally reflects our increased operating income, which was partially offset by an increase in our income tax expense.

Results of Operations by Geographic Segment

We discuss below the operating results of our subsidiaries that provide telecommunication services in our principal markets. All amounts discussed below are presented in accordance with Mexican FRS. Note 2(a)(ii) to our audited consolidated financial statements included in this report describes how we translate the financial statements of our non-Mexican subsidiaries. Exchange rate changes between the Mexican peso and those currencies affect our reported results in Mexican pesos and the comparability of reported results between periods.

The following table sets forth the exchange rate used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior year.

	Mexican pesos per foreign currency unit
	2007	% Change	2008	% Change	2009	% Change
Guatemalan quetzal	1.4239	(0.6)%	1.7398	22.2%	1.5631	(10.2)%
U.S. dollar(1)	10.8662	(0.1)	13.5383	24.6	13.0587	(3.5)
Brazilian real	6.1345	20.5	5.7930	(5.6)	7.4998	29.5
Colombian peso	0.0054	10.2	0.006	11.1	0.0064	6.7
Argentine peso	3.4506	(2.9)	3.9207	13.6	3.4365	(12.3)
Dominican peso	0.316	(1.9)	0.382	20.8	0.3604	(5.6)

(1)	The U.S. dollar is the sole monetary instrument and unit of account and the main currency for transaction purposes in Ecuador and Puerto Rico.

Note 19 to our audited consolidated financial statements includes certain financial information of our operations by country. Except as discussed below, the following discussion is based on the segment data included in that note.

The following table sets forth the number of subscribers and the rate of subscriber growth by geographic segment during the last three years.

	Number of subscribers (in thousands) as of December 31,(1)
	2007	% Change	2008	% Change	2009	% Change
Wireless
Mexico	50,011	15.8%	56,371	12.7	59,167	5.0
Brazil	30,228	26.6	38,731	28.1	44,401	14.6
Southern Cone(2)	17,290	30.5	19,591	13.3	21,833	11.4
Colombia and Panama(3)	22,335	14.4	27,390	22.6	27,797	1.5
Andean Region(4)	12,391	37.3	15,482	25.0	17,760	14.7
Central America(5)	8,157	38.8	9,158	12.3	9,535	4.1
Dominican Republic	2,682	25.3	3,877	44.6	4,826	24.5
Caribbean(6)	814	—	932	14.5	1,226	31.5
United States	9,514	20.5	11,192	17.6	14,427	28.9

Total wireless	153,422	23.0	182,724	19.1	200,972	10.0

Fixed
Central America(7)	2,197	4.8	2,242	2.0	2,259	0.8
Dominican Republic	748	1.9	772	3.1	765	(0.9)
Caribbean(6)	921	—	832	(9.5)	765	(8.0)
Total Fixed	3,866	36.5	3,846	(0.5)	3,789	(1.5)

Total Lines	157,287	23.3	186,570	18.6	204,761	9.7

(1)	Includes total subscribers of all consolidated subsidiaries in which we hold an economic interest.
(2)	Includes Argentina, Chile, Paraguay and Uruguay.
(3)	We began operations in Panama in March 2009.
(4)	Includes Ecuador and Peru.
(5)	Includes El Salvador, Guatemala, Honduras and Nicaragua
(6)	Includes Puerto Rico and Jamaica.
(7)	Includes El Salvador, Guatemala and Nicaragua.

The table below sets forth the operating revenues and operating income represented by each of our operating segments for the periods indicated.

	(2009 and 2008 in millions of Mexican pesos, previous year in millions of constant Mexican pesos as of December 31, 2007)
	2007				2008				2009
	Operating Revenues		Operating Income		Operating Revenues		Operating Income		Operating Revenues		Operating Income

Mexico(1)	Ps.	126,923	Ps.	59,075	Ps.	135,068	Ps.	63,064	Ps.	142,135	Ps.	68,599
Brazil		58,305		608		70,484		1,584		82,300		1,368
Southern Cone(2)		27,237		2,691		30,541		5,702		37,135		7,578
Colombia and Panama(3)		29,614		7,616		32,622		10,955		37,031		11,853
Andean Region(4)		16,210		3,725		20,218		5,284		26,087		7,668
Central America(5)		16,918		4,698		16,051		3,029		18,137		1,936
United States		15,604		1,503		16,546		943		22,857		956
Dominican Republic		10,990		3,946		11,241		3,373		14,250		3,891
Caribbean(6)		9,779		1,332		12,883		1,612		14,780		361

(1)	Includes our operations in Mexico and our corporate operations and assets.
(2)	Includes our operations in Argentina, Chile, Paraguay and Uruguay.
(3)	Includes our operations in Ecuador and Peru.
(4)	We began our operations in Panama in March 2009.
(5)	Includes our operations in El Salvador, Guatemala, Honduras and Nicaragua.
(6)	Includes our operations in Puerto Rico and Jamaica.

Mexico

Operating revenues in Mexico increased by 5.2% in 2009 and 6.4% in 2008, benefiting from subscriber growth and increases in traffic. Service revenues increased by 9.3% in 2009 and 6.3% in 2008, reflecting growth in revenues from value-added, airtime and long distance services, partially offset by a decrease in interconnection revenues due to lower interconnection fees that were not compensated by volume. Equipment revenues in Mexico decreased by 6.5% in 2009 and increase by 7.4% in 2008, principally due to a reduction in the average sales price of handsets. The number of subscribers in Mexico increased by 5.0% in 2009 and 12.7% in 2008.

Average MOUs per subscriber increased by 11.3% in 2009 and 21.7% in 2008. ARPU decreased by 1.2% in 2009 and 7.5% in 2008. During both years, we lowered the price of some of our services through new commercial plans and promotions, which contributed to the increase in subscribers and MOUs but had a negative impact on ARPU. In addition, in 2008 and 2009, our ARPU was negatively affected by lower interconnection rates and an increase in the share of our total traffic represented by data services, such as SMS messaging and other 3G services, which on average generate lower revenues per minute of use than voice services. Reductions in interconnection tariffs also resulted in lower interconnection revenues. The churn rate for our Mexican operations was 3.2% in 2009, 3.3% in 2008 and 3.4% in 2007.

Operating income increased by 10.6% in 2009 and 4.6% in 2008. Our operating margin was 48.2% in 2009 and 45.8% in 2008. The increase in our operating margin in 2009 is due principally to an increase in our operating revenues and the implementation of strict controls in our operating costs and expenses, which remained unchanged as a percentage of our operating revenues. In 2008, operating margin decreased, reflecting an increase in cost and expenses principally due to equipment subsidies, uncollectible accounts and employee profit sharing, which was greater than the increase in operating revenues in that year. Finally, depreciation and amortization expenses of our Mexican operations as a percentage of its operating revenues remained unchanged increased slightly from 6.2% in 2008 to 6.5% in 2009.

For Mexico, the financial information set forth in Note 19 to our audited financial statements includes revenues and costs from group corporate activities, such as licensing fees and group overhead expenses. The discussion above refers to our operating results in Mexico and excludes the results of our group corporate activities.

Brazil

Operating revenues in Brazil increased by 16.8% in 2009 and 20.9% in 2008. The increase in 2009 was primarily attributable to the appreciation of the Brazilian real against the Mexican peso as well as an increase in traffic and subscriber growth. The number of our subscribers in Brazil increased by 5.7 million subscribers in 2009 to approximately 44.4 million subscribers as of December 31, 2009. The increase in operating revenues in 2008 was primarily attributable to increased traffic and subscriber growth and data revenue. The 6% appreciation of the Brazilian real against the Mexican peso in 2008 also contributed to the increase in operating revenues in 2008, as 6.9% of the 20.9% was due to currency effects. The number of subscribers increased by 8.5 million subscribers in 2008 to approximately 38.7 million subscribers.

Average MOUs per subscriber decreased by 9.4% in 2009 and increased by 20.7% in 2008. ARPU decreased by 0.3% in 2009 and 3.1% in 2008. Calculated in nominal Brazilian reais, ARPU decreased by 8.0% in 2009 and 7.4% in 2008. The decrease in average MOUs and ARPU during 2009 reflects a significant increase in the use of data services as compared to voice (airtime and long distance) services. The increase in average MOUs during 2008 as well as the decrease in ARPU during 2008 reflects the impact on traffic of our lowering of prices through new commercial plans and promotions for our 3G services. Our churn rate was 2.8% in 2009 and 2.7% in 2008.

Operating income decreased by 13.7% in 2009 and increased by 161.0% in 2008. Operating income in 2009 and 2008 reflects primarily the effect of higher depreciation expense resulting from the shortening of the useful lives of certain GSM and TDMA assets in 2009 and 2007 as compared to 2008. In 2009, the depreciation expense resulting from the shortening of the useful lives of certain GSM assets was Ps. 4,462 million. The depreciation expense in 2008 relating to GSM and TDMA assets was Ps. 1,996 million. Operating margin (1.7% in 2009 and 2.2% in 2008) continues to be affected by a high level of depreciation and amortization expenses relative to revenues due to the significant costs incurred to deploy networks. Absent these depreciation expenses, the operating margin would have been 5.1% in 2008 and 7.1% in 2009. Depreciation and amortization expenses represented 22.5% of our operating revenues in 2009 and 21.4% in 2008.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Our operating revenues in Argentina, Chile, Paraguay and Uruguay increased by 21.6% in 2009 and 12.1% in 2008. The increase in 2008 and 2009 was attributable primarily to subscriber growth. The number of subscribers increased by 2.2 million subscribers in 2009 to approximately 21.8 million subscribers at year-end. Since 2007, our postpaid subscriber base has grown at a faster rate than our prepaid subscriber base. The currency effects between the Argentine peso and the Mexican peso did not have a significant effect on our operating revenues in 2009 and 2008.

Average MOUs per subscriber increased by 9.2% in 2009 and 2.3% in 2008. ARPU increased by 8.5% in 2009 and decreased by 4.8% in 2008. Expressed in nominal local currencies, ARPU increased in 2009 by 5.9% in Argentina, 52% in Paraguay and 4% in Uruguay and decreased by 15% in Chile. In 2008, ARPU increased by 3.0% in Argentina and 11.7% in Paraguay and decreased by 10.0% in Uruguay and 7.3% in Chile. The increase in MOUs in 2009 principally reflected reflects an increase in our airtime traffic and a significant increase in traffic and revenues from data and value-added services. The increase in MOUs in 2008 principally reflected a decrease in prices due to promotions and airtime subsidies including free calls to friends and family. Our churn rate remained stable at 2.6% in 2008 and 2009.

Operating income increased by 32.9% in 2009 and 112.0% in 2008. This increase in 2009 reflected an increase in operating revenues and a reduction in our subscriber acquisition costs and other operating costs and expenses. The increase in 2008 reflected principally both a significant increase in our operating revenues and a reduction in the commissions payable to our distributors.

Colombia and Panama

Operating revenues increased by 13.5% in 2009 and 10.2% in 2008. The increase in operating revenues in 2009 was attributable to the appreciation of the Colombian peso against the Mexican peso and subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth, increased traffic, the appreciation of the Colombian peso against the Mexican peso and increased revenue from long distance charges. The Colombian peso appreciated 11.9% against the Mexican peso in 2008, and currency appreciation accounted for approximately 6.5% of the increase in revenues during 2008. Also, we began providing long distance services in Colombia in 2008. These factors more than offset a decrease in interconnection tariffs of 50% in Colombia beginning in December 2007. In 2009, the number of subscribers in Colombia and Panama increased by 1.5% to approximately 27.8 million as of December 31, 2009. In 2008, the number of subscribers in Colombia increased by 22.6%.

Average MOUs per subscriber increased by 10.2% in 2009 and 28.7% in 2008. ARPU increased by 8.8% in 2009 and decreased by 4.8% in 2008. Calculated in nominal Colombian pesos, ARPU decreased by 3.3% in 2009 and 8.4% in 2008. The increase on average MOUs per subscriber in 2009 reflected primarily an increase in traffic resulting from the net increase in subscriber growth. The increase on average MOUs per subscriber in 2008 reflected primarily the reduction in prices for our voice and data services. The decrease in ARPU in local currency during 2009 reflected the lower interconnection fees which were not compensated by the increase in volume. The decrease in ARPU during 2008 reflected principally the lowering of our prices for voice and data services through promotions and lower rates. A substantial majority of our subscriber growth in 2009 and 2008 was attributable to an increase in prepaid customers, which generate on average less minutes of use and revenues than postpaid customers. Our churn rate increased from 2.4% in 2008 to 3.5% in 2009.

Our operating income increased by 8.2% in 2009 and 43.8% in 2008. Operating income in 2009 reflects the implementation of stricter controls in our operating costs and expenses, particularly with respect to handset subsidies. Operating income in 2008 reflects a reduction in subscriber acquisition costs and the effect in 2007 of higher depreciation expense resulting from the useful lives of certain GSM assets. Our operating margin was 32.0% in 2009 and 33.6% in 2008.

We began operating in Panama in March 2009. The commencement of operations in Panama did not have a significant impact in the operating margin and results of operations of this segment.

Andean Region—Ecuador and Peru

Operating revenues in Ecuador and Peru increased by 29.0% in 2009 and 24.7% in 2008. The increase in operating revenues in 2009 reflected principally the appreciation of the local currencies against the Mexican peso and subscriber growth. Currency effects contributed to 71.7% of the growth in operating revenues in 2009. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of subscribers increased by 14.7% to approximately 17.7 million at year-end 2009. In 2008, the number of subscribers increased by 24.9%.

Average MOUs per subscriber increased by 16.4% in 2009 and 27.3% in 2008. ARPU increased by approximately 13.0% in 2009 and decreased by approximately 3.0% in 2008. The increase in ARPU during 2009 reflected the appreciation of local currencies against the Mexican peso. The decline in ARPU during 2008 reflected principally subscriber growth and a reduction in our rates per minute. Our churn rate decreased from 2.4% in 2008 to 2.2% in 2009.

Operating income increased by 45.1% in 2009 and 41.8% in 2008. Our operating margin was 29.4% in 2009 and 26.1% in 2008. The increase in operating margin during 2009 resulted from a reduction in subscriber acquisition costs. The increase in operating margin during 2008 resulted from an increase in revenues, partially offset by a Ps. 136 million income-based payment related to our concession in Ecuador.

Central America—El Salvador, Guatemala, Honduras and Nicaragua

Operating revenues in El Salvador, Guatemala, Honduras and Nicaragua increased by 13.0% in 2009 and decreased by 5.1% in 2008. The increase in 2009 reflected principally the 15.6% appreciation of the local currencies (mainly the dollar) against the Mexican peso, which compensated for a 2.6% decrease in operating revenues in local currencies. The decrease in 2008 reflected principally a decrease in nearly all sources of operating revenue as a result of a decrease in our share of the market. In 2009, the number of wireless subscribers in Central America increased by 4.1% to 9.5 million at year-end 2009. The number of fixed line subscribers increased by 0.8%, to approximately 2.3 million at year-end. In 2009, wireless services accounted for approximately 51.9% of our operating revenues, and fixed-line and other services for approximately 48.1%, as compared to 52.5% and 47.5%, respectively, in 2008.

Average MOUs decreased by 6.9% in 2009 and 13.4% in 2008. ARPU increased by 5.1% in 2009 and decreased by 23.4% in 2008. The increase in ARPU in 2009 reflects principally the appreciation of the local currencies, in particular the U.S. dollar, against the Mexican peso. Calculated in local currencies, ARPU decreased primarily as a result of increased competition for wireless customers in the region.

Operating income decreased by 36.1% in 2009 and 35.5% in 2008. Operating margin was 10.7% in 2009 and 18.9% in 2008. The decrease in operating income and margin in 2009 reflected principally increased network maintenance costs and radio base station rental costs. The decrease in operating income and margin in 2008 reflected principally increased network maintenance costs and acquisition costs related to triple-play.

United States

Operating revenues in the United States increased by 38.1% in 2009 and 6.0% in 2008. The increase in operating revenues in 2009 reflected principally new commercial plans and promotional packages that contributed to the increase in subscriber growth. The increase in operating revenues in 2008 was attributable principally to subscriber growth and increased traffic. In 2009, the number of TracFone subscribers increased by 28.9% to approximately 14.4 million as of December 31, 2009; and in 2008, the number of TracFone subscribers increased by 17.6% to approximately 11.2 million as of December 31, 2008.

Average MOUs per subscriber increased by 6.1% in 2009 and 5.6% in 2008. ARPU increased by 11.7% in 2009 and decreased by 9.0% in 2008. The increase in ARPU in 2009 reflects our new commercial plans and promotional packages. The decline in ARPU in 2008 was primarily attributable to the increasing portion of

TracFone’s traffic that is comprised of digital traffic, which results in lower revenues per minute than analog traffic. The churn rate increased from 3.8% in 2008 to 4.0% in 2009.

Operating income increased by 1.4% in 2009 and decreased by 37.3% in 2008. TracFone’s operating margin decreased from 5.7% in 2008 to 4.2% in 2009. The increase in operating income in 2009 reflected currency effects due to the appreciation of the U.S. dollar against the Mexican peso and subscriber growth. The decrease in operating margin in 2009 reflects higher subscriber acquisition costs due mainly to equipment subsidies and publicity expenses.

Dominican Republic

Operating revenues in the Dominican Republic increased by 26.8% in 2009 and 2.3% in 2008. The increase in 2009 reflects the appreciation of the Dominican peso against the Mexican peso and subscriber growth. The increase in 2008 reflected principally subscriber growth in the wireless market and improved service promotions. In 2009, the number of wireless subscribers in the Dominican Republic increased by 24.5%, and in 2008, the number of wireless subscribers increased by 44.6%. In 2009, the number of fixed line subscribers decreased by 0.9%, and the number of fixed line subscribers increased by 3.1% in 2008. In 2009, wireless services accounted for approximately 49.2% of our operating revenues as compared to approximately 43.8% in 2008. Fixed-line and other services accounted for approximately 50.8% as compared to 56.2% in 2008.

Average MOUs decreased by 15.3% in 2009 and 6.7% in 2008. ARPU increased by 0.8% in 2009 and decreased by 15.5% in 2008. The decrease in average MOUs and the increase in ARPU in 2009 reflect currency effects. Calculated in Dominican pesos, ARPU decreased by 12.7% in 2009. The declines in 2008 primarily reflected promotions and airtime subsidies and a growing proportion of prepaid subscribers, who generate less revenue per line than postpaid subscribers.

Operating income increased by 15.4% in 2009 and decreased by 14.5% in 2008. Operating margin was 27.3% in 2009 and 30.0% in 2008. The increase in operating income and the decrease in operating margin in 2009 reflected principally indirect taxes on network maintenance and operation costs. The decrease in operating income and margin in 2008 reflected principally the growing proportion of our prepaid subscribers, which resulted in increased subscriber acquisition costs, equipment subsidies and customer service expenses.

Caribbean—Puerto Rico and Jamaica

Operating revenues in the Caribbean increased by 14.7% in 2009 and 31.7% in 2008. The increase in 2009 and 2008 reflected principally the appreciation of the U.S. dollar against the Mexican peso and organic growth. In 2009, the number of wireless subscribers in Puerto Rico and Jamaica increased by 37.6%, and in 2008, the number of wireless subscribers increased by 14.5%. In 2009, the number of fixed line subscribers decreased by 8.0%, and the number of fixed line subscribers decreased by 9.5% in 2008. In 2009, wireless services accounted for approximately 36.4% of our operating revenues as compared to approximately 33.6% in 2008. Fixed-line and other services accounted for approximately 63.3% of operating revenues in 2009, as compared to 66.4% in 2008.

Average MOUs increased by 4.9% in 2009 and decreased by 8.4% in 2008. ARPU decreased by 1.0% in 2009 and 10.7% in 2008. Calculated in local currencies, ARPU decreased in 2009 and in 2008. These declines in ARPU primarily reflected the reduction in prices of voice services, principally in Puerto Rico.

Operating income decreased by 77.6% in 2009 and increased by 21.0% in 2008. Operating margin was 2.4% in 2009 and 12.5% in 2008. The decrease in operating income and operating margin in 2009 reflected principally an increase in indirect taxes including two real property taxes that became effective in Puerto Rico in 2009.

Liquidity and Capital Resources

Principal Uses of Cash

We generate substantial resources from our operations. On a consolidated basis, operating activities provided Ps. 152,809 million in 2009 and Ps. 87,464 million in 2008. Our cash and cash equivalents amounted to Ps. 27,446 million at December 31, 2009, compared to Ps. 22,092 million as of December 31, 2008. We believe that our working capital is sufficient for our present requirements. We use the cash that we generate from our operations primarily for the following purposes:

•

We must make substantial capital expenditures to continue expanding and improving our networks in each country in which we operate. In 2009 and 2008, we invested approximately Ps. 45,395 million and Ps. 57,134 million, respectively, in plant, property and equipment. As of December 31, 2009, we had not disbursed Ps. 24,621 million of our investments in 2008, which will be disbursed in 2010. We have budgeted capital expenditures for 2010 to be approximately U.S.$ 3,500 billion (Ps. 45,815 million). See “Capital Expenditures” below.

•

During 2008 we spent approximately Ps. 13,737 million to acquire or renew licenses, principally Ps. 8,830 million to acquire additional spectrum in Brazil, Ps. 3,001 million to renew our concession in Ecuador and Ps. 896 million to acquire a license in Panama. We did not spend any funds in the acquisition or renewal of licenses in 2009. The amount we spend on acquisitions and licenses varies significantly from year to year, depending on acquisition opportunities, concession renewal schedules and needs for more spectrum.

•	In 2008, we had a significant increase in our inventory, as compared to 2007, resulting from an increase in volume and inventory acquisition costs and currency effects.

•	We must pay interest on our indebtedness and repay principal when due. As of December 31, 2009, we had Ps. 9,168 million of principal due in 2010.

•

If we have resources after meeting our obligations and capital expenditure requirements, we may pay dividends, or repurchase our own shares from time to time. We paid Ps. 25,462 million in dividends in 2009 and Ps. 8,816 million in dividends in 2008, and our shareholders have approved the payment of a Ps. 0.32 dividend per share in 2010. Dividends for 2009 included an extraordinary dividend of Ps. 0.50 per share paid on December 2009. We also spent (including commissions and value-added taxes) Ps. 24,658 million repurchasing our own shares in the open market in 2009 and Ps. 41,633 million in 2008. Our shareholders have authorized additional repurchases, and whether we do so will depend on considerations including market price and our other capital requirements. We have made additional repurchases in 2010.

The following table summarizes certain contractual liabilities as of December 31, 2009. Our purchase obligations and approximately 51.4% of our debt described below are denominated in U.S. dollars. The table does not include accounts payable or pension liabilities, and amounts set forth in the table do not include interest and do not give effect to hedging transactions.

	Payments Due by Period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Contractual obligations as of December 31, 2009:
Equipment leases	Ps.	1,291	Ps.	716	Ps.	575	Ps.	—	Ps.	—
Real estate leases		20,363		4,314		7,383		5,140		3,526
Short-term debt(1)		9,168		9,168		—		—		—
Long-term debt(1)		101,741		—		20,022		22,582		59,137
Purchase obligations(2)		32,521		29,402		1,374		341		1,404

Total	Ps.	165,084	Ps.	43,600	Ps.	29,354	Ps.	28,063	Ps.	64,067

(1)	Excludes interest payments, as they are set at floating rates.
(2)	See discussion below.

Other than the amounts described in the table above, we had no other outstanding material purchase commitments as of December 31, 2009. We enter into a number of supply, advertising and other contracts in the ordinary course of business, but we do not believe that any of those contracts are material to our liquidity.

Under many of our concessions and licenses, we are required to make annual royalty payments in order to continue using such concessions and licenses. These payments are typically calculated as a percentage of gross revenues generated under such concessions and licenses. In the case of the 1900 megahertz spectrum (Band F) concessions in Mexico, however, we are required to pay Ps. 255 million (subject to adjustment for inflation) annually for 20 years in respect of the 10 megahertz acquired during 2005.

We could have opportunities in the future to invest in other telecommunications companies outside Mexico, primarily in Latin America and the Caribbean, because we believe the telecommunications sector in Latin America will continue to undergo consolidation. For example, we may pursue further market consolidation opportunities in Brazil and Argentina depending on their terms and conditions. We can give no assurance as to the extent, timing or cost of such investments. We may also pursue opportunities in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures. See the discussion included earlier in this report under “Overview – Effects of Recent Acquisitions” for more information about these transactions.

Borrowings

In addition to funds generated from operations, we have used borrowings to fund acquisitions and capital expenditures and refinance debt. We have relied on a combination of equipment financings, borrowings from international banks and borrowings in the Mexican and international capital markets. Beginning in the second half of 2008, with the difficult circumstances in the credit markets, we arranged several equipment financing facilities to further improve our liquidity position. As of the date of this report, we have an aggregate of U.S.$1,297 million in committed undrawn equipment financing facilities from three different sources.

As of December 31, 2009, our total consolidated indebtedness was Ps. 110,909 million, compared to Ps. 143,486 million as of December 31, 2008. Our net debt (total debt minus cash and cash equivalents) at December 31, 2009 decreased by 31.2% as compared to December 31, 2008. This decrease reflects, among other things, our increased capacity for generating cash flow.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk liabilities, approximately 76.2% of our indebtedness at December 31, 2009 was denominated in currencies other than Mexican pesos (approximately 51.4% in U.S. dollars and 24.8% in other currencies, principally in Colombian and Chilean pesos and euros), and approximately 24.5% of our consolidated debt obligations bore interest at floating rates. Of our total debt at December 31, 2009, Ps. 6,355 million (or 5.7%) was classified as short-term based on the original terms.

Our ability to access the international debt capital markets on the terms described below has been helped by the credit rating given to our debt. As of the date of this report, our dollar-denominated senior notes are rated A2 by Moody’s Investors Service, BBB+ (positive watch) by Standard and Poor’s Rating Group and A- by Fitch Ratings. Adverse economic conditions or changing circumstances may, however, cause our ratings to be downgraded. The weighted average cost of all our third-party debt at December 31, 2009 (excluding commissions and reimbursement of certain lenders for Mexican taxes withheld) was approximately 5.8%.

Our major categories of indebtedness at December 31, 2009 are as follows:

•

U.S. dollar-denominated senior notes. At December 31, 2009, we had approximately U.S.$3.9 billion (Ps. 51,608 million) outstanding under series of U.S. dollar-denominated senior notes issued in the international capital markets between 2004 and 2009:

•	U.S.$795 million (Ps. 10,381 million) senior notes due 2014, bearing interest at a fixed rate of 5.500%;

•	U.S.$473 million (Ps. 6,181 million) senior notes due 2015, bearing interest at a fixed rate of 5.750%;

•	U.S.$583 million (Ps. 7,615 million) senior notes due 2017, bearing interest at a fixed rate of 5.625%;

•	U.S.$750 million (Ps. 9,794 million) senior notes due 2019, bearing interest a fixed rate of 5.000%;

•	U.S.$981 million (Ps. 12,815 million) senior notes due 2035, bearing interest at a fixed rate of 6.375%; and

•	U.S.$369 million (Ps. 4,822 million) senior notes due 2037, bearing interest at a fixed rate of 6.125%.

•

Mexican-peso denominated senior notes. At December 31, 2009, we had approximately Ps. 12,872 million outstanding under two series of peso-denominated senior notes sold in the international and Mexican capital markets: on October 5, 2005, we issued Ps. 5,000 million in principal amount of 9.0% senior notes due January 2016 and on December 18, 2006 we issued Ps. 8,000 million in principal amount of 8.46% senior notes due 2036. These notes are denominated in Mexican pesos, but all amounts in respect of the notes are payable in U.S. dollars, unless a holder of notes elects to receive payment in Mexican pesos in accordance with certain specified procedures.

•

Mexican peso-denominated domestic senior notes (certificados bursátiles). At December 31, 2009, we had Ps. 13,491 million in domestic senior notes that were sold in the Mexican capital markets. These domestic senior notes were issued by us between 2002 and 2009, and have varying maturities, ranging from 2010 through 2018. Some bear interest at fixed rates, and others at variable rates based on CETES (a rate based on the cost of Mexican treasuries) or TIIE (a Mexican interbank rate). Recent issuances of domestic senior notes include:

•	On April 11, 2007, we issued Ps. 500 million in 5-year floating domestic senior notes. The notes bear interest at a discount of 6 basis points below TIIE, and mature on April 5, 2012;

•	On November 1, 2007, we issued Ps. 2,500 million in 3-year floating domestic senior notes. The notes bear interest at a discount of 10 basis points below TIIE, and mature on October 28, 2010;

•	On November 1, 2007, we issued Ps. 2,000 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.39% per annum, and mature on October 19, 2017;

•	On March 7, 2008, we issued Ps. 2,500 million in 10-year fixed rate domestic senior notes. The notes bear interest at a rate of 8.11% per annum, and mature on February 22, 2018;

•	On September 12, 2008, we issued Ps. 3,000 million in 5-year floating domestic senior notes. The notes bear interest at a spread of 55 basis points over CETES, and mature on September 6, 2013; and

•

On September 12, 2008, we issued Ps. 2,100 million in 5-year UDI denominated equivalent fixed rate domestic senior notes. The notes bear interest at a rate of 4.10% per annum and mature on September 6, 2013.

•

Bank loans. At December 31, 2009, we had approximately Ps. 9,226 million outstanding under a number of bank facilities bearing interest principally at fixed and variable rates based on LIBOR. We are also party to a U.S.$2 billion revolving syndicated facility that matures in April 2011. At December 31, 2009, the entire U.S.$2 billion was available for borrowing. Loans under the facility bear interest at LIBOR plus a spread. The syndicated facility limits our ability to incur secured debt, to effect a merger as a result of which the surviving entity would not be América Móvil or Telcel, to sell substantially all of our assets or to sell control of Telcel. The facility does not allow us to impose any restrictions on the ability of Telcel to pay dividends or make distributions to us. In addition, the bank facilities require us to maintain a consolidated ratio of debt to EBITDA not greater than 4.0 to 1.0 and a consolidated ratio of EBITDA to interest expense not less than 2.5 to 1.0.

•

Equipment financing facilities with support from export development agencies. We have a number of equipment financing facilities, under which export development agencies provide support for financing to purchase exports from their respective countries. These facilities are medium- to long-term, with periodic amortization and interest at a spread over LIBOR/EURIBOR. They are extended to us or to operating subsidiaries, with the guarantee of Telcel. The aggregate amount outstanding under equipment financing facilities at December 31, 2009 was U.S.$928 million (Ps. 12,124 million).

•

Sale and leasebacks. Our subsidiaries in Ecuador, Peru, Nicaragua and Honduras have entered into sale and leaseback transactions with respect to a portion of its telephone plant. At December 31, 2009, lease payment obligations under these contracts amounted to U.S.$87 million (Ps. 1,133 million). Payments are due on a monthly and three-month basis through 2012 and bear interest at fixed or variable rates plus a spread.

•

Colombian peso-denominated notes. In 2004, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets in three different series. These notes bear interest at a variable rate based on the Colombian consumer price index rate (IPC) plus a spread, and mature in 2010 and 2013. These notes are guaranteed by América Móvil. In 2006, Comcel issued Colombian peso-denominated notes that were sold in the Colombian capital markets. These notes bear interest at a 7.59% fixed rate, and mature in 2016. These notes are not guaranteed by América Móvil. At December 31, 2009, the aggregate principal amount outstanding under these notes was Ps. 5,749 million.

All of the public securities issued by América Móvil in international and Mexican capital markets and amounts due under our syndicated loan facility and export credit facilities are guaranteed by Telcel.

At December 31, 2009, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations of approximately Ps. 93,908 million (U.S.$7,204 million), excluding debt owed to us or our other subsidiaries. This amount represents outstanding obligations of Telcel under guarantees of parent company and subsidiary indebtedness. In addition, at December 31, 2009, our operating subsidiaries other than Telcel had indebtedness of Ps. 17,001 million (U.S.$1,302 million).

Capital Expenditures

The following table sets forth our consolidated capital expenditures (in nominal amounts) for each year in the three-year period ended December 31, 2009. The table below includes capital expenditures in property, plant and equipment. We have also dedicated resources to acquire new companies and licenses and increase our interest in some of our subsidiaries, which in 2008 and 2007 amounted to Ps. 13,737 million and Ps. 26,045 million, respectively. See “Liquidity and Capital Resources—Capital Requirements” above.

	Year ended December 31,(1)
	2007		2008(2)		2009
	(millions of nominal Mexican pesos)

Transmission and switching equipment	Ps.	32,100	Ps.	50,278	Ps.	41,018
Other		2,522		6,856		4,377

Total capital expenditures	Ps.	34,622	Ps.	57,134	Ps.	45,395

(1)	Figures reflect amounts accrued for each period.
(2)	As of December 31, 2009, we had not disbursed Ps. 24,621 million of our capital investments in 2008, which will be disbursed in 2010.

Our capital expenditures during 2009 related primarily to expanding the capacity of our GSM networks and expanding our third generation UMTS/HSDPA network coverage throughout our principal markets in Latin America. We have budgeted capital expenditures of approximately U.S.$3.5 billion for the year ending December 31, 2010, but this budgeted amount could change as we re-evaluate our expenditure needs during the year or as a result of any acquisitions. We expect that our capital expenditures during 2010 will primarily relate to the expansion and upgrading of our cellular infrastructure for consolidated networks and third generation technology. We expect to spend approximately 15.0% of our budgeted capital expenditures in Mexico and the United States, 59.0% in South America, 13.0% in Central America and 13.0% in the Caribbean.

We expect to finance our capital expenditures for 2010 with funds generated from operations and, depending on market conditions and our other capital requirements, new debt financings.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. In Mexico, we have indebtedness denominated in currencies, principally the U.S. dollar, other than the currency of the operating environment. We use derivative financial instruments to adjust the resulting exchange rate exposures. We do not use derivatives to hedge the exchange rate exposures that arise from having operations in different countries. We also use derivative financial instruments from time to time to adjust our exposure to variable interest rates or to reduce our costs of financing. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the costs of using derivative financial instruments. We may stop using derivative financial instruments or modify our practices at any time. As of December 31, 2009, after taking into account derivative transactions, approximately 30.5% of our total debt was denominated in U.S. dollars and approximately 28.5% was subject to floating rates.

As of December 31, 2009, we had the following derivatives positions, with an aggregate fair value of Ps. 8,361 million:

•

U.S. dollar-Mexican peso cross currency swaps with a notional amount of U.S.$147 million with respect to our total U.S. dollar-denominated debt. Under these swaps, we have replaced our obligation to make payment in U.S. dollars with an obligation to make payment in Mexican pesos;

•	U.S. dollar-Mexican peso forwards for a total notional amount of U.S.$1,965 million to hedge our exposure to our U.S. dollar denominated debt;

•

Euro-Mexican peso cross currency swap with a notional amount of EUR€ 82 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in Mexican pesos;

•

Euro-U.S. dollar cross currency swaps with a notional amount of EUR€ 143 million with respect to our total Euro-denominated debt. Under this swap we replaced our obligation to make payment in Euros with an obligation to make payment in U.S. dollars; and

•

A Japanese Yen-U.S. dollar denominated cross-currency swap with a notional amount of Yen¥13,000 million with respect to our total Japanese-Yen denominated debt. Under this swap, we replaced our obligation to make payment in Japanese Yen with an obligation to make payment in U.S. dollars.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements that require disclosure under applicable SEC regulations.

U.S. GAAP Reconciliation

We had net income under U.S. GAAP of Ps. 74,360 million in 2009 Ps. 54,252 million in 2008 and Ps. 55,529 million in 2007. Compared to Mexican FRS, net income under U.S. GAAP was approximately 3.4% lower in 2009, 8.9% lower in 2008 and 5.4% lower in 2007.

There are several differences between Mexican FRS and U.S. GAAP that affect our net income and shareholder’s equity. The most significant difference in their effect on 2009 net income related to the depreciation resulting from the restatement of the carrying value of property, plant and equipment to reflect the effects of inflation up to December 31, 2007. Under Mexican FRS through December 31, 2007, in order to reflect the effects of inflation on our imported telephone plant and equipment, we restated its value based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date. The use of this method, which is known as the specific indexation method, is not permitted under U.S. GAAP, and as a result, for purposes of U.S. GAAP, we restated nonmonetary assets based on the Mexican National Consumer Price Index as of December 31, 2007. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 21 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (1) we used different estimates that we could reasonably have used or (2) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Purchase accounting—purchase price allocation

During 2008 and 2007, we made a number of business acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plant and equipment and identifiable intangible assets, such as our licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of property and equipment, trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Estimated useful lives of plant, property and equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs and expenses, amounting in 2009 to Ps. 42,953 million, or 10.9% of our operating costs and expenses. See Note 7 to our audited consolidated financial statements.

We currently depreciate most of our telephone plant and equipment based on an estimated useful life determined upon the expected particular conditions of operations and maintenance in each of the countries in which we operate. The estimates are based on our historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times, we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense. For example, during 2007, we shortened the useful life of TDMA and GSM equipment, particularly in Colombia and Brazil, to reflect the expected migration of customers to newer technologies. This change resulted in an increase in our depreciation expense for 2007 of Ps. 5,796 million. In 2009, we recorded a depreciation expense of Ps. 4,462 million resulting from the shortening of the useful lives of certain GSM assets in Brazil. See Note 7 to our audited consolidated financial statements.

Impairment of Long-Lived Assets, Intangibles and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates as well as guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

In 2008, we recognized an impairment in the value of goodwill of Ps. 537 million, an impairment in the value of our plants, property and equipment of Ps. 113 million and an impairment in the value of our licenses of Ps. 99 million. During 2009, we did not recognize any impairment of long-lived assets or goodwill.

Deferred Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves the jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of temporary differences resulting from the differing treatment of certain items, such as accruals and amortization, for tax and financial reporting purposes, as well as net operating loss carry forwards and other tax credits. These items result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess in the course of our tax planning procedures the fiscal year of the reversal of our deferred tax assets and liabilities, and if there will be future taxable profits in those periods to support the recognition of the deferred tax assets. Significant management judgment is required in determining our provisions for income taxes, deferred tax assets and liabilities. The analysis is based on estimates of taxable income in the jurisdictions in which the group operates and the period over which the deferred tax assets and liabilities will be recoverable or settled. If actual results differ from these estimates, or we adjust these estimates in future periods, our financial position and results of operations may be materially affected.

We record a valuation allowance to reduce the deferred tax assets to an amount that we believe is more likely than not to be realized. In assessing the need for the valuation allowance, we considered future taxable income and ongoing tax planning strategies. In the event that our estimates of projected future taxable income and benefits from tax planning strategies are lowered, or changes in current tax regulations are enacted that would impose restrictions on the timing or extent of our ability to utilize the tax benefits of net operating loss carry-forwards in the future, an adjustment to the recorded amount of net deferred tax assets would be made, with a related charge to income.

Accruals

Accruals are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by our management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the date of our financial statements, including the opinion of external experts, such as legal advisors or consultants. Accruals are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters.

If we are unable to reliably measure the obligation, no accrual is recorded and information is then presented in the notes to our consolidated financial statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Labor Obligations

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations related to our post-retirement seniority premiums, pension and retirement plans in the countries in which we operate and offer defined contribution and benefit pension plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS and U.S. GAAP.

We use estimates in four specific areas that have a significant effect on these amounts: (a) the rate of return we assume our pension plan will achieve on its investments, (b) the rate of increase in salaries that we assume we will observe in future years, (c) the discount rates that we use to calculate the present value of our future obligations and (d) the expected rate of inflation. The assumptions we have applied are identified in Note 11 (Mexican FRS) and Note 21 (U.S. GAAP) to our audited consolidated financial statements. These estimates are determined based on actuarial studies performed by independent experts using the projected unit-credit method. The latest actuarial computation was prepared as of December 2009. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease according to market conditions.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers, distributors and cellular operators to make required payments. We base these estimates on the individual conditions of each of the markets in which we operate that may impact the collectibility of accounts. In particular, in making these estimates we take into account (i) with respect to accounts with customers, the number of days since the calls where made, (ii) with respect to accounts with distributors, the number of days invoices are overdue and (iii) with respect to accounts with cellular operators, both the number of days since the calls where made and any disputes with respect to such calls. The amount of loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange Rate And Interest Rate Risks

We are exposed to market risk principally from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Mexican pesos, principally on our U.S. dollar denominated debt. We are also subject to exchange rate risks with respect to our investments outside Mexico.

At December 31, 2009, we had approximately Ps. 20,805 million (as compared to Ps. 13,942 million as of December 31, 2008) in derivative financial assets denominated in currencies other than Mexican pesos, principally consisting of cash, short-term investments and investments in derivative financial instruments, and approximately Ps. 84,546 million (as compared to Ps. 105,675 million as of December 31, 2008) in financial liabilities denominated in currencies other than Mexican pesos, consisting of debt. Approximately 67.4% of our non-peso indebtedness as of December 31, 2009 was denominated in U.S. dollars. As of December 31, 2009, we had Ps. 27,155 million of debt that bore interest at floating rates.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust our position. We may use derivative financial instruments as an economic hedge to adjust our exposures. Our derivatives use practices vary from time to time depending on our judgment of the level of risk, expectations as to interest or exchange rate movements and the costs of using derivative instruments. See “Operating And Financial Review And Prospects—Risk Management” in this report. We have also used derivative financial instruments from to time to seek to reduce our costs of financing. We may stop using derivative instruments or modify our practices at any time.

Sensitivity Analysis Disclosures

The potential increase in net debt and corresponding foreign exchange loss, taking account our derivatives transactions, that would have resulted as a December 31, 2009 from a hypothetical, instantaneous 10% depreciation of all of our operating currencies against the U.S. dollar, would have been approximately Ps. 4,061 million. Such depreciation would have also resulted in additional interest expense of approximately Ps. 287 million per annum, reflecting the increased costs of servicing foreign currency indebtedness.

A hypothetical, immediate increase of 100 basis points in the interest rates applicable to our floating rate financial liabilities at December 31, 2009 would have resulted in additional interest expense of approximately Ps. 272 million per year, assuming no change in the principal amount of such indebtedness.

The above sensitivity analyses are based on the assumption of unfavorable movements in exchange or interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same exchange rate or interest rate movement with each homogeneous category. As a result, exchange rate risk and interest rate risk sensitivity analysis may overstate the impact of exchange rate or interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all exchange rates or interest rates are unlikely.

RECENT DEVELOPMENTS

Regulatory Matters

In November 2008, Cofeco issued a preliminary report (dictamen preliminar) finding that Telcel has substantial market power in the national mobile telephone services relevant market. The preliminary report was confirmed by the publication on February 10, 2010 of the relevant findings of a resolution relating to the existence of substantial market power. In February 2010, Telcel filed an administrative proceeding (recurso administrativo de reconsideración) before Cofeco. When this administrative proceeding was rejected by Cofeco for analysis, Telcel filed an appeal (amparo indirecto) before an administrative judge against the rejection of the proceeding and against the issuance, subscription and publication of the February 10, 2010 resolution. Under the Antitrust Law (Ley Federal de Competencia Económica) and the Telecommunications Law (Ley Federal de Telecomunicaciones), if Cofeco makes a final finding of substantial market power concerning an operator, Cofetel can impose on that operator specific regulations with respect to tariffs, quality of service and information. We cannot predict what regulatory steps Cofetel may take in response to determinations by Cofeco.

In September 2009, the CRT issued a series of resolutions stating that our Colombian subsidiary, Comcel, has a dominant position in Colombia’s market for outgoing mobile services. Under Colombian law, a market participant is considered to have a dominant position in a specified market if the regulators determine that it has the capacity to control the conditions in that market. The CRT made its determination based on Comcel’s traffic, revenues and subscriber base. The resolutions also included regulations requiring Comcel to charge rates (excluding access fees) for mobile-to-mobile calls outside the Comcel network (“off net”) that are no higher than the fees charged for mobile-to-mobile calls within the Comcel network (“on net”) plus access fees. The regulations were first implemented in December 4, 2009. These regulations will limit our flexibility in offering pricing plans to our customers, but we cannot predict the effects on our financial performance.

See Note 15 to our audited consolidated financial statements for a description of our material legal proceedings.

Tax on Telecommunications Services

Effective January 1, 2010, the Mexican government imposed a new tax of 3% on certain telecommunication services we provide. Customers of those telecommunication services are responsible for the payment of this new tax. Telcel has filed legal proceedings against this new tax. We cannot predict the medium- to long-term effects of this new tax on our financial performance.

América Móvil Shareholders’ Meetings

At a general ordinary shareholders’ meeting held in Mexico City on March 17, 2010, the shareholders of América Móvil voted to approve the making of the Proposed Offers. On that same date, at a general extraordinary shareholders’ meeting, the shareholders also approved an amendment to the bylaws (estatutos sociales) of América Móvil to include a foreign exclusion clause restricting the ownership América Móvil Series A shares (“AMX A Shares”) to holders that qualify as Mexican investors under Mexican law and certain transitory provisions relating to the AMX A Shares. This amendment does not affect the ability of holders of currently outstanding AMX A Shares to continue to hold such shares or to transfer them to other non-Mexican investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Date: April 1, 2010	Title: General Counsel

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this report:

11.1	Calculation of Ratio of Earnings to Fixed Charges

23.1	Consent of Mancera, S.C.

23.2	Consent of BDO Seidman, LLP

99.1	Audited Consolidated Financial Statements as of December 31, 2009 and 2008 and for Years Ended December 31, 2009, 2008 and 2007.